BANK OF CHINA



File No.82-35030

Our Ref: BOC/BSHK(2008)001(JY)

4 January 2008

BY COURIER

The Office of International Corporate Finance
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

Bank of China Limited (the "Bank") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-35030)

Enclosed please find a copy of each of the documents, as listed in Annex A attached hereto, to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Brief descriptions of each document for which no English language version, translation or summary has been prepared are set forth in Annex B attached hereto.

In accordance with subparagraphs (4) and (5) of the Rule, the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information pursuant to the Rule shall constitute an admission for any purpose that the Bank, a joint stock company incorporated under the laws of the People's Republic of China with limited liability, is subject to the Exchange Act.

If you have any queries in connection with this matter, please contact our Mr. Zhang Handong at (8610) 6659 4567 or our Ms. Y.W. Pak at (852) 2846 2703.

Yours faithfully,
For and on behalf of
Bank of China Limited

Jason C.W. Yeung
Company Secretary

PROCESSED
JAN 11 2008
THOMSON FINANCIAL

Encl.

Annex A

List of Documents Furnished

1. Announcement dated 14 December 2007 in relation to the resignation of Independent Non-executive Director of the Bank as published on the website of Hong Kong Exchanges and Clearing Limited.
2. Notification dated 14 December 2007 in relation to the publication of an announcement on the resignation of Independent Non-executive Director of the Bank as published in newspapers in Hong Kong.
3. Announcement dated 25 December 2007 in relation to the poll vote result of the Extraordinary General Meeting of 2007 of the Bank as published on the website of Hong Kong Exchanges and Clearing Limited.
4. Notification dated 25 December 2007 in relation to the publication of an announcement on the poll vote result of the Extraordinary General Meeting of 2007 of the Bank as published in newspapers in Hong Kong.
5. Monthly Return on Movement of Listed Equity Securities (Form I) for the month ended 31 December 2007 filed by the Bank with The Stock Exchange of Hong Kong Limited.

Annex B

Brief Descriptions of Documents for which No English Language Version, Translation or Summary Has Been Prepared

1. Announcement dated 14 December 2007 in relation to the resolutions of the Board of Directors of the Bank as published in the People's Republic of China (the "PRC").

2. Announcement dated 14 December 2007 in relation to the rectification report on corporate governance of the Bank as published in the PRC.

3. Announcement dated 14 December 2007 in relation to the resignation of Independent Non-executive Director of the Bank as published in the PRC.

4. Overseas regulatory announcement dated 14 December 2007 in relation to the publication in the PRC of an announcement on the resolutions of the Board of Directors of the Bank, as published on the website of Hong Kong Exchanges and Clearing Limited.

5. Overseas regulatory announcement dated 14 December 2007 in relation to the publication in the PRC of an announcement on the rectification report on corporate governance of the Bank, as published on the website of Hong Kong Exchanges and Clearing Limited.

6. Announcement dated 25 December 2007 in relation to the resolution of the Extraordinary General Meeting of 2007 of the Bank as published in the PRC.

7. Legal Opinions in relation to the Extraordinary General Meeting of 2007 of the Bank as published in the PRC.



中國銀行股份有限公司

BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)
(Stock Code: 3988)

ANNOUNCEMENT REGARDING RESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The Board of the Bank received the resignation of Mr. Patrick de Saint-Aignan as independent non-executive director of the Bank with effect from 14 January 2008.

The Board of Directors (the "Board") of Bank of China Limited (the "Bank") received the resignation of Mr. Patrick de Saint-Aignan as independent non-executive director of the Bank with effect from 14 January 2008 due to personal reasons. Mr. de Saint-Aignan has confirmed that he has no disagreement with the Board and that there are no matters with respect to his resignation that need to be brought to the attention of the Bank's shareholders. The Board is grateful to Mr. de Saint-Aignan for his contribution to the Bank during his tenure of office.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Beijing, PRC, 14 December 2007

As at the date of this announcement, the Directors of the Bank are: XIAO Gang, LI Lihui, LI Zaohang, ZHANG Jinghua, HONG Zhihua*, HUANG Haibo*, CAI Haoyi*, WANG Gang*, Sir Frederick Anderson GOODWIN*, SEAH Lim Huat Peter*, Anthony Francis NEOH#, Patrick de SAINT-AIGNAN#, Alberto TOGNI#, HUANG Shizhong# and HUANG Danhan#.*

* *Non-executive Directors*
\# *Independent Non-executive Directors*



中國銀行
BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)

(the "Bank")

(Stock Code: 3988)

NOTIFICATION
CHANGE IN DIRECTORS OR OF IMPORTANT EXECUTIVE FUNCTIONS OR RESPONSIBILITIES
Resignation of Independent Non-executive Director

An announcement containing details of the captioned matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under the section "Latest Listed Company Information" and on the website of the Bank at www.boc.cn under the section "Investor Relations".

This notification merely serves to advise investors of the captioned matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the captioned matter.

The announcement is available for inspection by the public at no charge at 52nd Floor, Bank of China Tower, 1 Garden Road, Hong Kong from 9:00 a.m. to 12:30 p.m. and from 1:30 p.m. to 5:30 p.m., Mondays to Fridays (except public holidays in Hong Kong), within the one month period from the date of this notification. Copies of the announcement will be provided upon request at a cost of HK$1 per sheet.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Beijing, PRC, 14 December 2007



中國銀行股份有限公司
BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)
(the "Bank")
(Stock Code: 3988)

ANNOUNCEMENT

Poll Vote Result of the Extraordinary General Meeting of 2007

The Board of Directors of the Bank is pleased to announce the poll vote result of the Extraordinary General Meeting of 2007 (the "Meeting") of the Bank held on Monday, 24 December 2007 at Multi-function Hall, B2, Bank of China Head Office Building, No. 1 Fuxingmen Nei Dajie, Xicheng District, Beijing, the People's Republic of China.

The total number of issued shares of the Bank as at the date of the Meeting was 253,839,162,009, which was the total number of shares entitling the holders to attend and vote on the resolution proposed at the Meeting. There were no restrictions on any shareholders casting votes on the proposed resolution at the Meeting. There were in aggregate 17 shareholders and authorized proxies attending the Meeting, holding 221,211,918,723 shares, representing 87.1465% of the total shares with voting rights of the Bank. The Meeting was convened by the Board of Directors and chaired by Mr. Xiao Gang, the Chairman of the Bank. The Directors, Supervisors and Board Secretary of the Bank attended the Meeting, together with representatives from the Senior Management. The Meeting was convened in compliance with the relevant provisions of the Company Law of the People's Republic of China and the Articles of Association of the Bank.

The shareholders present at the Meeting considered and approved the following resolution by way of poll voting (on-site voting):

	Ordinary Resolution	Votes (%)		
		For	Against	Abstain
1.	To consider and approve the election of Mr. ZHOU Zaiqun as executive director of the Bank	221,194,446,032 (99.9921%)	17,145,690 (0.0078%)	327,001 (0.0001%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.			

Computershare Hong Kong Investor Services Limited, the H-Share Registrar of the Bank, was appointed by the Bank as scrutineers for the vote-taking at the Meeting.

South China Morning Post

Date : 27 December 2007


中国银行
BANK OF CHINA

中國銀行股份有限公司

BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)

(the "Bank")

(Stock Code: 3988)

NOTIFICATION

RESULTS OF EGM/SGM
RESULTS OF VOTING BY POLL
RE-ELECTION OR APPOINTMENT OF DIRECTOR SUBJECT TO SHAREHOLDERS' APPROVAL

Poll Vote Result of the Extraordinary General Meeting of 2007

An announcement containing details of the captioned matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under the section "Latest Listed Company Information" and on the website of the Bank at www.boc.cn under the section "Investor Relations".

This notification merely serves to advise investors of the captioned matter and of the publication of the announcement on the above websites. *This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.* Investors should refer to the announcement for details of the captioned matter.

The announcement is available for inspection by the public at no charge at 52nd Floor, Bank of China Tower, 1 Garden Road, Hong Kong from 9:00 a.m. to 12:30 p.m. and from 1:30 p.m. to 5:30 p.m., Mondays to Fridays (except public holidays in Hong Kong), within the one month period from the date of this notification. Copies of the announcement will be provided upon request at a cost of HK$1 per sheet.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Beijing, PRC, 25 December 2007

File No. 82-350



SUBMISSION FOR PUBLICATION | E-FORM | SUBMISSION MANAGEMENT | DOWNLOAD DOC TEMPLATE | PROFILE ADMIN | LOGOUT

Monthly Return On Movement of Listed Equity Securities (Form I)
上市股本證券變動月報表 （ 表格 I ）

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

Submission Details
呈交資料

Date/Time submitted 呈交日期/時間	04/01/2008	15:19:58	Submitted By 呈交者	03988P02
Date/Time Approved 批准日期/時間	04/01/2008	15:19:58	Approved By 審批者	03988P03
Submission No. 呈交編號	EBIS-080103-00062		Status 狀況	Approved

Issuer 發行人	LM03988	Bank of China Limited		
Type of Agent 代理人類別				
Tier 1 Headline 標題類別 (第一層)	Unvetted		Tier 2 Headline 標題分項 (第二層)	Monthly Return I
Contact Person 聯絡人	Jason C.W. Yeung			
Contact No. 聯絡電話	2846 2700			

For the month ended : 31/12/2007
截至月份：

Name of Issuer 公司名稱	LM03988	Bank of China Limited
Representative Code/Name 代表代號／姓名		

Contact Person 聯絡人: Jason C.W. Yeung

Contact Telephone No. 聯絡電話: 2846 2700

Date submitted 呈交日期: 04/01/2008

Section A A 部 Section B B 部 Section C C 部 Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)
A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

- ✓ Ordinary shares 普通股
- Preference shares 優先股
- Equity Warrants 股本權證
- Other Classes of Shares 其他類別股份

Section A A 部 Section B B 部 Section C C 部 Section D D 部

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code : 3988
(1) 股份代號：

Description : H shares
說明 ：

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	76,020,251,269	RMB 1.00	76,020,251,269
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			

	No. of Shares	Par Value		Authorised Share Capital
Balance at close of the month 本月底結存	/6,020,251,269	RMB	1.00	76,020,251,269

(2) Stock Code :
(2) 股份代號：

Description : A shares
說明 ：

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	177,818,910,740	RMB	1 00	177,818,910,740
Increase/(Decrease) 增加 ／（減少）				
(EGM approval date) (股東特別大會通過日期）				
(dd/mm/yyyy) （日 ／ 月 ／ 年）				
Balance at close of the month 本月底結存	177,818,910,740	RMB	1 00	177,818,910,740

2. Preference Shares
2. 優先股

Stock Code :
股份代號 ：

Description :
說明 ：

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加 ／（減少）				
(EGM approval date) (股東特別大會通過日期）				
(dd/mm/yyyy) （日 ／ 月 ／ 年）				
Balance at close of the month				

本月底結存		HKD	

3. Other Classes of Shares
3. 其他類別股份

Stock Code : 股份代號 ：	-	Description : 說明 ：	
	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／（減少） (EGM approval date) (股東特別大會通過日期） (dd/mm/yyyy) （日／月／年）			
Balance at close of the month 本月底結存		HKD	

Total Authorised Share Capital at the end of the Month **本月底法定股本總額**	RMB	253,839,162,009

Section A A 部 Section B B 部 Section C C 部 Section D D 部

C. Movement in Issued Share Capital
C. 已發行股本變動

	No. of ordinary shares 普通股數目 (1)	(2)	No. of Preference shares 優先股數目	No. of other classes of shares 其他類別股份數目
Balance at close of preceding month 上月底結存	76,020,251,269	177,818,910,740		
Increase/(Decrease) during the month				

本月增加／（減少） Balance at close of the month 本月底結存	76,070,251,269	177,818,910,740

Section A A 部 Section B B 部 Section C C 部 Section D D 部

D. Details of Movement
D. 變動詳情

Share Options
購股權

Total No. of Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Total Cancelled During the Month 月內已註銷總數	Total No. of Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
						○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
		Total Exercised Money During the Month 月內已行使總金額	HKD			

Equity Warrants
股本權證

	Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy)（到期日 - 日／月／年）	Currency of Nominal Value 面值貨幣	*Nominal Value at Close of Preceding Month* 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Sthares Arising Therefrom 由此而產生的新股數目
1.	( )	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2)

Stock Code
股份代號

Subscription Price HKD
認購價

普通股 (2)
Preference
優先股
Other Class
其他類別

2. HKD

( )
Stock Code
股份代號

Subscription Price HKD
認購價

○ Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

3. HKD

( )
Stock Code
股份代號

Subscription Price HKD
認購價

○ Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

4. HKD

( )
Stock Code
股份代號

Subscription Price HKD
認購價

○ Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

Convertibles
可換股票據

Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Other Issues of Shares
其他股份發行

Type of Securities 證券類別	No. Of New Shares Arising Therefrom

				由此而產生的新股數目
1.	Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ：（日／月／年）	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2.	Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ：（日／月／年）	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3.	Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ：（日／月／年）	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
4.	Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ：（日／月／年）	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2)

				Preference 優先股 Other Class 其他類別
5.	**Bonus Issue** 紅股發行		Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ： （日／月／年）	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
6.	**Repurchase of share** 購回股份		Cancellation Date: (dd/mm/yyyy) 註銷日期 ： （日／月／年）	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
7.	**Redemption of share** 贖回股份		Redemption Date: (dd/mm/yyyy) 贖回日期 ： （日／月／年）	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
8.	**Other** 其他	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ：	○ Ordinary (1) 普通股 (1)

(日／月／年)

Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

(Please specify)
（請註明）

Remarks (Max 160 Characters):
備註（最多160個字）：

Authorised Signatory
授權簽署

* Name 姓名	Jason C.W. Yeung
* Title 職銜	Company Secretary

OK 確認

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
註：聯交所有絕對酌情權可在未經事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用者。



中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

Our Ref : BS(2008)003(JL)

File No.82-34675

7 January 2008

BY COURIER

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the Monthly Return on Movement of Listed Equity Securities filed by the Company with The Stock Exchange of Hong Kong Limited for the month ended 31 December 2007 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jacqueline Lee
Assistant Company Secretary

Encl.

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong
電話 Tel: (852) 2846 2700
網址 Website: www.bochk.com
傳真 Fax: (852) 2810 5830

SC0018(2006.01 1,000)YKE



中銀香港(控股)有限公司

BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)

(the "Company", Stock Code: 2388)

ANNOUNCEMENT

CONTINUING CONNECTED TRANSACTIONS

In the ordinary course of its business, the Group conducts certain Continuing Connected Transactions with BOC and its associates that have been disclosed in the announcements dated January 4, 2005, April 11, 2006 and August 28, 2007, respectively (the "**Announcements**").

At the time of the initial listing of the Company's shares on the Stock Exchange, the Company obtained from the Stock Exchange a waiver from strict compliance with the requirements under the Listing Rules in respect of these Continuing Connected Transactions and an annual cap was assigned to some of the Continuing Connected Transactions for each of the three financial years ended December 31, 2004. Pursuant to the Announcements, new annual caps were assigned to each type of the Continuing Connected Transactions for each of the three financial years ended December 31, 2007, or the financial year ending December 31, 2008, as the case may be.

The Continuing Connected Transactions continue following the expiration of the financial year ended December 31, 2007. The Company has assigned new annual caps for each of the three financial years ending December 31, 2010 (the "**New Caps**") in respect of the Continuing Connected Transactions.

Given that the New Caps in respect of the General Connected Transactions represent less than 2.5% of the applicable percentage ratios as defined in the Listing Rules, the General Connected Transactions fall within Rule 14A.34 of the Listing Rules, and are subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 and the annual review requirements under Rules 14A.37 and 14A.38 of the Listing Rules.

Given that the New Caps in respect of the Investment Connected Transactions and Inter-bank Connected Transactions represent more than 2.5% of the applicable percentage ratios as defined in the Listing Rules, the Investment Connected Transactions and Inter-bank Connected Transactions constitute non-exempt continuing connected transactions under Rule 14A.35 of the Listing Rules, and are subject to the reporting, announcement and independent shareholders' approval requirements under Rules 14A.45 to 14A.48 and the annual review requirements under Rules 14A.37 and 14A.38 of the Listing Rules.

The Board has set up the Independent Board Committee to review and approve the Continuing Connected Transactions. The Company has also retained Commerzbank AG as the independent financial adviser to the Independent Board Committee for the purpose of considering the Continuing Connected Transactions.

A circular containing, among other things, (i) details of the Investment Connected Transactions and the Inter-bank Connected Transactions and the New Caps in respect of Investment Connected Transactions and Inter-bank Connected Transactions; (ii) a letter from Commerzbank AG to the Independent Board Committee and the independent shareholders of the Company containing its advice on the Investment Connected Transactions and the Inter-bank Connected Transactions; and (iii) the recommendation of the Independent Board Committee in respect of the Investment Connected Transactions and the Inter-bank Connected Transactions, will be despatched to the shareholders of the Company as soon as practicable. A notice of the EGM will be despatched to the shareholders of the Company separately.

BACKGROUND TO THE CONTINUING CONNECTED TRANSACTIONS

The Group conducts Continuing Connected Transactions with BOC and its associates in the ordinary and usual course of its business on normal commercial terms. BOC indirectly controls more than 60% of the issued shares of the Company and is the controlling shareholder of the Company. Accordingly, BOC and its associates are connected persons of the Company under the Listing Rules.

Pursuant to the Services and Relationship Agreement, BOC has agreed to, and agreed to procure its associates to, enter into all future arrangements with the Group on an arm's-length basis, on normal commercial terms and at rates no less favourable than those offered to independent third parties, in relation to certain areas including, among others, information technology services, training services, physical bullion agency services, correspondent banking arrangements, treasury transactions, provision of insurance and syndicated loans. Pursuant to the same agreement, the Company has agreed to, and agreed to procure its subsidiaries to, enter into all future arrangements on the same basis, provided that the rates offered by the Group to BOC and its associates will be no more favourable than those offered to independent third parties. The Continuing Connected Transactions are governed by the Services and Relationship Agreement and/or other specific agreements. The Services and Relationship Agreement, as amended, is for a period of three years commencing January 1, 2008. The amended duration is the only amended term of the Services and Relationship Agreement.

The annual caps for each of the financial years ended December 31, 2006 in respect of the Continuing Connected Transactions have not been exceeded. The Company does not expect the annual caps for the financial year ended December 31, 2007 to be exceeded.

PARTICULARS OF THE CONTINUING CONNECTED TRANSACTIONS

Details of the Continuing Connected Transactions, comprising the General Connected Transactions, Investment Connected Transactions and Inter-bank Connected Transactions, and the New Caps are set out below.

General Connected Transactions

1. Information Technology Services

BOCHK provides various information technology services to BOC's branches and associates in Hong Kong, Macau, the Asia-Pacific region and China. These services include technical consultancy, specific computer systems and software development, systems maintenance, operation, support, network installation, user training and support, control and supervision of system security and safety services. In return, BOCHK receives a fee on the basis of costs plus a margin of 5%. These services are provided on normal commercial terms.

The table below sets out the historical fees and the New Caps for the information technology services:

	2005	2006	2007*
Historical fees *(HK$ million)*	39.85	43.3	27.06

	2008	2009	2010
New Caps *(HK$ million)*	1,100	1,100	1,100

* *Actual amount for the ten months ended October 31, 2007 while the 2007 annual cap is HK$140 million.*

2. Property Transactions

2.1 Leases and licences

The Group leases various premises from and to BOC and its associates in Hong Kong and China pursuant to various leases and licences agreements at prevailing market rates at the relevant times. These arrangements are conducted on normal commercial terms.

2.2 Property management and letting agency

Sun Chung provides property management and letting services to BOCHK at Bank of China Tower, Bank of China Building, Bank of China Centre and other properties as required from time to time. In return, Sun Chung receives (i) a monthly management fee which is partially paid by the Group's tenants with the remainder paid by the Group in respect of the office space used by the Group; (ii) a commission payment based on the total rents collected for the buildings, which includes notional rents in respect of office space used by the Group; and (iii) commission payments provided that either Sun Chung is able to find new tenants for the buildings or the existing tenants renew their leases with the Group. These arrangements are conducted on normal commercial terms.

The table below sets out historical revenues and payments and the New Caps (for the avoidance of doubt, the amounts paid and received by the Group are not netted for the purposes of calculating the New Caps) for all of the property transactions described above:

	2005	2006	2007*
Historical revenues and payments *(HK$ million)*	94.92	96.72	86.93

	2008	2009	2010
New Caps *(HK$ million)*	1,100	1,100	1,100

* *Actual amount for the ten months ended October 31, 2007 while the 2007 annual cap is HK$160 million*

3. Bank-note Delivery

BOCHK provides bank-note delivery services to BOC and its associates for fees based on market rates.

The table below sets out the historical fees and the New Caps for the bank-note delivery services:

	2005	2006	2007*
Historical fees *(HK$ million)*	35.61	38.15	52.76

	2008	2009	2010
New Caps *(HK$ million)*	1,100	1,100	1,100

* *Actual amount for the ten months ended October 31, 2007 while the 2007 annual cap is HK$120 million*

4. Provision of Insurance Cover

BOC Insurance and BOC Life provides insurance cover to the Group including, without limitation, cash and cash transit insurance, group medical insurance, group life insurance, employee compensation insurance, public liability insurance, accidental damage to property insurance, banker's bond insurance and directors' and officers' liability insurance. These arrangements are conducted on normal commercial terms.

The table below sets out the historical premiums paid by the Group and the New Caps for provision of insurance to the Group:

	2005	2006	2007*
Historical premiums *(HK$ million)*	55.58	61.73	67.80

	2008	2009	2010
New Caps *(HK$ million)*	1,100	1,100	1,100

* *Actual amount for the ten months ended October 31, 2007 while the 2007 annual cap is HK$130 million*

5. Credit Card Services

BOC acts as an agent bank for BOC-CC in connection with BOC-CC's merchant acquiring business in China and promotes such business for a percentage of the transaction amount. BOC also provides training to its staff in its provincial branches throughout China in connection with BOC-CC's business.

Each of BOC Macau branch and Tai Fung Bank, a subsidiary of BOC, promotes BOC-CC's Hong Kong dollar and Macau pataca settled credit cards bearing their respective names, to their customers in Macau and provides other services to BOC-CC such as processing and approving applications received and collecting payments for such credit cards. In addition to their card issuing services, BOC Macau branch and Tai Fung Bank provide services for BOC-CC's merchant acquiring business in Macau.

BOC-CC provides operational, administrative and technical support services to BOC for BOC's Great Wall International Card and agency services for BOC's Great Wall Renminbi Card. It also provides back-office settlement and other services to BOC Macau branch and BOC Zhuhai branch in connection with their Renminbi Cards. In addition, BOC-CC also provides business support services, such as business and product development, information technology services, customer support services and training services to BOC's overseas branches in relation to their credit card business.

BOC also co-operates with BOC-CC in China to provide back-office support services to credit card services of BOC and China business development of BOC-CC. All these arrangements and transactions are conducted on normal commercial terms.

The table below sets out the historical aggregate commissions and payments and the New Caps (for the avoidance of doubt, the amounts paid and received by the Group are not netted for the purposes of calculating the New Caps) for all of the credit card services and transactions described above:

	2005	2006	2007*
Historical commissions and payments *(HK$ million)*	86.44	91.99	79.20

	2008	2009	2010
New Caps *(HK$ million)*	1,100	1,100	1,100

* *Actual amount for the ten months ended October 31, 2007 while the 2007 annual cap is HK$290 million*

Investment Connected Transactions

6. Securities Transactions

BOCI Securities, a subsidiary of BOC, is recognized as one of the leading brokerage firms in Hong Kong and ranks among the leading brokerages in terms of trading volume. BOCI Securities provides securities brokerage services to the Group and its customers from time to time in the ordinary and usual course of its business and on normal commercial terms.

In consideration of the provision of securities brokerage services to the Group and its customers by BOCI Securities, the Group pays a commission, net of a rebate based on a fixed portion of the gross commission, to BOCI Securities. Accordingly, the Company has been receiving rebates from BOCI Securities at a fixed proportion of the gross commission paid to BOCI Securities.

In addition, since 2004, the Group has distributed various securities products issued by BOCI Securities and its associates such as equity linked instruments, structured notes, bonds and other financial products as their agent on the basis of a commission with reference to the prevailing market rates.

The table below sets out the historical commissions (net of rebate) and revenues and the New Caps for the securities transactions described above:

	2005	2006	2007*
Historical commissions (net of rebate) and revenues *(HK$ million)*	102.43	195.63	412.93

	2008	2009	2010
New Caps *(HK$ million)*	2,700	4,000	6,000

* *Actual amount for the ten months ended October 31, 2007 while the 2007 annual cap is HK$1,100 million*

7. Fund Distribution Transactions

As one of the leading financial services providers in Hong Kong, the Group provides fund distribution services to fund houses (including BOCI-Prudential Manager and BOCI-Prudential Trustee) in its ordinary course of business. The Group promotes and sells various fund products, including guaranteed fund and open-ended fund products and mandatory provident fund ("MPF") products, as an intermediary for BOCI-Prudential Manager and BOCI-Prudential Trustee. The Group receives a commission rebate on the basis of a certain percentage of the management fee received by BOCI-Prudential Manager in relation to the guaranteed funds. In respect of open-ended fund products, the Group receives a portion of the service fees received by BOCI-Prudential Manager in respect of the units it sells as a commission. In respect of MPF products, the Group receives commissions based on the number of new members joining the MPF schemes of BOCI-Prudential Trustee referred to it by the Group. All fees and commissions payable by the fund houses (including BOCI-Prudential Manager and BOCI-Prudential Trustee) are calculated with reference to the prevailing market rates and the underlying transaction volumes based on an agreed fee schedule.

The table below sets out the historical commissions and rebates and the New Caps for the fund selling transactions:

	2005	**2006**	**2007***
Historical commissions and rebates *(HK$ million)*	45.1	53.59	186.48

	2008	**2009**	**2010**
New Caps *(HK$ million)*	2,700	4,000	6,000

* *Actual amount for the ten months ended October 31, 2007 while the 2007 annual cap is HK$250 million*

8. Insurance Agency

BOCHK provides to BOC Insurance and BOC Life insurance agency services and receives commission payments in respect of the policies issued or renewed.

The table below sets out the historical commissions and the New Caps for the insurance agency services:

	2005	**2006**	**2007***
Historical commissions *(HK$ million)*	221.42	295.06	311.76

	2008	**2009**	**2010**
New Caps *(HK$ million)*	2,700	4,000	6,000

* *Actual amount for the ten months ended October 31, 2007 while the 2007 annual cap is HK$530 million*

Inter-bank Connected Transactions

9. Foreign Exchange Transactions

In the ordinary course of its business, the Group enters into foreign exchange transactions with BOC and its associates. These transactions are executed with reference to prevailing market rates. Foreign exchange transactions include spot, forward and outright transactions, and exercised currency options. The Group also conducts foreign currency banknote exchange transactions with BOC on normal commercial terms.

The table below sets out the historical estimated revenues and the New Caps for the foreign exchange transactions described above:

	2005	2006	2007*
Historical estimated revenues *(HK$ million)*	88.53	55.97	13.01

	2008	2009	2010
New Caps *(HK$ million)*	2,700	4,000	6,000

* *Actual amount for the ten months ended October 31, 2007 while the 2007 annual cap is HK$550 million*

10. Trading of Financial Assets

The Group enters into various transactions with BOC and its branches, in which BOC and its branches buy or sell secondary interests in loans from and to the Group. Trading of account receivables, forfaitings and other similar types of financial assets are also included in this category. These transactions are conducted on normal commercial terms.

The table below sets out the historical value of such financial assets traded by the Group with BOC and its branches and the New Caps for such transactions:

	2005	2006	2007*
Historical value *(HK$ million)*	269.71	1,179.54	1,007.09

	2008	2009	2010
New Caps *(HK$ million)*	50,000	75,000	110,000

* *Actual amount for the ten months ended October 31, 2007 while the 2007 annual cap is HK$18,500 million*

11. Inter-Bank Capital Markets

The Group buys and sells debt securities from and to BOC and its associates in the secondary market with reference to prevailing market rates. The Group may trade other securities with BOC and its associates in the future.

The table below sets out the historical value of debt and other securities traded by the Group with BOC and its associates and the New Caps for such transactions:

	2005	2006	2007*
Historical value *(HK$ million)*	3,223	4,538.83	1,825.36

	2008	2009	2010
New Caps *(HK$ million)*	50,000(Note)	75,000	110,000

* *Actual amount for the ten months ended October 31, 2007 while the 2007 annual cap is HK$18,000 million*

Note: As announced by the Company on April 11, 2006, the Group entered into a supplemental agreement with BOC in March 2006 that amended the term of the Services and Relationship Agreement with respect to inter-bank capital markets transactions to December 31, 2008, and the annual cap in relation to inter-bank capital markets transactions for the year ending December 31, 2008 was set at HK$22,000 million. For the reasons set out below, the Company proposed to revise the annual cap for the year ending December 31, 2008 from HK$22,000 million to HK$50,000 million.

REASONS AND BASIS FOR THE NEW CAPS

General Connected Transactions

The Company intends to set for each of the three financial years ending December 31, 2010 in respect of each of the General Connected Transactions the New Caps at HK$1,100 million.

The General Connected Transactions in general are mainly transactions with BOC for mutual benefits or synergy (e.g. credit card services, information technology services, property transactions, bank notes delivery and provision of insurance cover). The historical transaction amounts of the General Connected Transactions are relatively stable and the growth rates are within the range of 6.4% and 11.1% in 2006 (except for property transactions which recorded a decrease in 2006). Although the historical growth rates of the respective transaction amounts during 2006 were not significant, they are subject to a number of uncertainties, such as the business environment of the banking industry, property markets and insurance market etc., and may vary in the forthcoming three years. For the bank-note delivery, provision of insurance cover and credit card services, the transaction amounts of which for the ten months ended October 31, 2007 have already exceeded their respective transaction amounts for the ten months ended October 31, 2006 and such amounts were beyond the Company's expectation. For the information technology services and property transactions, the transaction amounts for the ten months ended October 31, 2007 represent approximately 62.5% and 89.9%, respectively of the historical transaction amounts for the year ended December 31, 2006. However, it is difficult to predict the property price and rental in Hong Kong for the future three years. In addition, it is expected that the banking industry will place more reliance on information technology service and support, which may thus increase the transaction amounts in respect of the information technology services. The New Caps are set at a standard amount of HK$1,100 million which have been determined with reference to the expected growth of transactions with BOC. With the further strengthening of the Group's relationship with BOC, the Group expects the General Connected Transactions to increase as compared to the historical amounts. Given the New Caps are estimated to be less than 2.5% of all applicable percentage ratios as defined in the Listing Rules, it is beneficial to set the New Caps at a standard amount of HK$1,100 million so as to allow more room for the Group's planned expansion into the PRC market. Given the continued growth of the PRC economy and the Group's strategy on long-term development of RMB banking business in Hong Kong, greater transaction volumes and amounts are expected between the Group and BOC (e.g. credit card services and bank note delivery services). Therefore, it is reasonable to set a buffer for the New Caps, taking into account the further strengthening of the Group's business relationship with BOC. In this connection, the directors of the Company (including the independent non-executive directors) are of the view that the New Caps are in the interests of the Company and its shareholders as a whole. In addition, Commerzbank AG has also confirmed to the Independent Board Committee that, in its opinion, the General Connected Transactions have been entered into in the ordinary and usual course of the Group's business, on normal commercial terms, are fair and reasonable, and are in the interests of the Company and its shareholders as a whole.

Investment Connected Transactions and the Inter-bank Connected Transactions

The Investment Connected Transactions involve activities which are regulated by various regulatory bodies in Hong Kong, such as, the Hong Kong Monetary Authority, the Securities and Future Commission and Office of the Commissioner of Insurance. The securities transactions are subject to the turnover of the stock market in Hong Kong and the historical transaction amounts for the ten months ended October 31, 2007 increased significantly as compared to the historical transaction amounts for the year ended 2006 due to the booming stock market during 2007. The caps for the securities transactions have been revised in August 2007 which indicates that such transactions are greatly affected by external factors beyond the control of the Group. For the fund distribution transactions, they are mainly determined by customers' decision on their wealth management portfolio (e.g. stock, trust fund and foreign currency etc.) which are also not within the Group's control. The historical amounts of the fund distribution transactions for the ten months ended October 31, 2007 increased significantly by over 2.5 times of the historical transaction amounts for the year ended December 31, 2006. For the insurance agency transactions, they relate primarily to the insurance market which is also subject to external factors similar to that of the stock market in Hong Kong and the historical transaction amounts of which for the ten months ended October 31, 2007 also increased by approximately 5.66% over the historical transaction amounts for the year ended December 31, 2006. All of the transactions above increased significantly for the ten months ended October 31, 2007 and the transaction values of which are subject to a number of external factors that are beyond the control of the Group. Accordingly, a standard cap amount of HK$2,700 million is proposed for each of the Investment Connected Transactions for the year ending December 31, 2008. Such annual cap is based on 5% of the revenue of the Group (being the benchmark figure adopted internally by the Company with reference to the Company's experience in similar transactions and which the Company considers reasonable given the volatility of the capital markets) of approximately HK$47,165 million for the year ended December 31, 2006 after taking into account a growth rate of approximately 14.5% (being the growth rate of the Company's net operating income, as reflected in the Company's 2007 Interim Report). For each of the two years ending December 31, 2010, an annual growth rate of 50% is applied on the annual cap for the year ending December 31, 2008 to set the respective annual caps for each of the Investment Connected Transactions. Such annual growth rate has been determined after taking into account the market-driven nature of the Investment Connected Transactions which is considered to be difficult for the Group to estimate. Since the transaction amounts of the Investment Connected Transactions may vary significantly due to the unexpected fluctuations of the financial markets, in particular the annual cap of the Securities Transactions for the year ended December 31, 2007 has been revised in August 2007, the directors (including the independent non-executive directors) consider setting standard cap amounts for the Investment Connected Transactions for each of the three years ending December 31, 2010 are in the interests of the Company and its shareholders as a whole.

The Inter-bank Connected Transactions involve transactions among bank or financial institutions, which are regulated by monetary authorities in all regions. For these transactions, a buy order and a sell order will be regarded as two transactions, and the amounts involved will therefore count twice, for example, a foreign exchange transaction needs to roll over every month, the total amount incurred from such transaction will therefore be rolled over 24 times. Accordingly, the historical transaction amounts are not good indicator to estimate the future transaction amounts.

For the foreign exchange transactions, the transactions include spot, forward and outright transactions, which may vary significantly depending on the prevailing market rates. The revenue or loss generated from these transactions is largely dependent on the relative strength or weakness of the currency, which is beyond the Company's control. Given the market-driven nature of the foreign exchange transactions which is difficult for the Group to estimate the future transaction

amounts, the new annual caps of this transaction are set at the same amounts as those of Investment Connected Transactions. The directors including the independent non-executive directors consider the annual caps for the foreign exchange transactions for the three years ending December 31, 2010 are in the interests of the Company and its shareholders as a whole.

For the trading of financial assets and the inter-bank capital markets transactions, these transactions involve dollar bills and exchange fund notes of which the Group is one of the market makers in Hong Kong. In 2006, the historical transaction amounts for the trading of financial assets and the inter-bank capital markets transactions increased significantly by approximately 337% and approximately 41%, respectively over those historical transaction amounts in 2005. The significant increase during 2006 was mainly due to the high demand for Hong Kong dollar notes and the increase in the corresponding Hong Kong dollar loans. For the ten months ended October 31, 2007, the demand for Hong Kong dollar notes dropped sharply and approximately HK$1,825 million in value was transacted. Given the great uncertainties of these two transactions which may vary subject to market conditions, the annual cap for the year ending December 31, 2008 is set with reference to 5% of the total assets of the Group (being the benchmark figure adopted internally by the Company with reference to the Company's experience in similar transactions and which the Company considers reasonable given the volatility of the capital markets) of approximately HK$924,227 million as at December 31, 2006 after taking into account a growth rate of approximately 6.5% (being the growth rate of the interim total asset value of the Company in 2007, as reflected in the Company's 2007 Interim Report). For each of the two years ending December 31, 2010, an annual growth rate of 50% is applied on the annual cap for the year ending December 31, 2008 to set the respective annual caps for each of the trading of financial assets and the inter-bank capital markets. Such annual growth rate has been determined after taking into account the market-driven nature of the trading of financial assets and the inter-bank capital markets, which are considered to be difficult for the Group to estimate. Such annual caps provides flexibility for the Group to accommodate future unexpected volatility of the financial markets and the directors including the independent non-executive directors consider the annual caps are in the interests of the Company and its Shareholders as a whole.

LISTING RULES REQUIREMENTS

General Connected Transactions

Given that the New Caps in respect of the General Connected Transactions represent less than 2.5% of the applicable percentage ratios as defined in the Listing Rules, the General Connected Transactions fall within Rule 14A.34 of the Listing Rules, and are subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 and the annual review requirements under Rules 14A.37 and 14A.38 of the Listing Rules. If any of the New Caps is exceeded or any of the relevant agreements is renewed or the terms thereof are materially varied, the Company shall comply with Rules 14A.35(3) and (4) of the Listing Rules.

Investment Connected Transactions and the Inter-bank Connected Transactions

Given that the New Caps in respect of the Investment Connected Transactions and the Inter-bank Connected Transactions represent more than 2.5% of the applicable percentage ratios as defined in the Listing Rules, the Investment Connected Transactions and the Inter-bank Connected Transactions constitute non-exempt continuing connected transactions under Rule 14A.35 of the Listing Rules, and are subject to the reporting, announcement and independent shareholders' approval requirements under Rules 14A.45 to 14A.48 and the annual review requirements under Rules 14A.37 and 14A.38 of the Listing Rules. As the Investment Connected Transactions and the Inter-bank Connected Transactions continue following the expiration of the financial year ended December 31, 2007, the directors of the Company will ensure that each of the aggregate transaction

values of the Investment Connected Transactions and the Inter-bank Connected Transactions falls within 2.5% of the applicable percentage ratios as defined in the Listing Rules, prior to obtaining approval from independent shareholders of the Company at the EGM. Various control mechanisms have been adopted by the Company to ensure that the relevant connected transactions falls within the 2.5% threshold. Such mechanisms include generating monthly reports showing the transaction figures for each of the relevant connected transactions, and imposing a lower threshold as an internal cap whereby a warning signal will be issued automatically and preventive measures will be taken immediately if the relevant connected transactions reach the internal cap.

In the event that the independent shareholders of the Company do not grant approval for the Investment Connected Transactions and the Inter-bank Connected Transactions at the EGM, the Company will ensure that the transaction figures of such connected transactions fall within the 2.5% threshold for the remaining of the year. Further, pursuant to the Services and Relationship Agreement, the Company has the right to exit the relevant connected transactions by giving prior written notice to BOC or its associates, as the case may be.

The board of directors of the Company has set up the Independent Board Committee comprising all of the independent non-executive directors of the Company to review the Continuing Connected Transactions and give recommendations to the independent shareholders. The Company has also retained Commerzbank AG as the independent financial adviser to the Independent Board Committee for the purpose of considering the Continuing Connected Transactions.

Commerzbank AG has confirmed to the Independent Board Committee that, in its opinion, the General Connected Transactions, the Investment Connected Transactions and Inter-bank Connected Transactions have been entered into in the ordinary and usual course of the Group's business, on normal commercial terms, are fair and reasonable, and are in the interests of the Company and its shareholders as a whole. On the basis of Commerzbank AG's advice and its own review, the directors of the Company (including the Independent Board Committee) is satisfied that the General Connected Transactions, the Investment Connected Transactions and Inter-bank Connected Transactions have been entered into in the ordinary and usual course of the Group's business on normal commercial terms and are fair and reasonable and are in the interest of the Company and its shareholders as a whole.

A circular containing, among other things, (i) details of the Investment Connected Transactions and the Inter-bank Connected Transactions and the New Caps in respect of the Investment Connected Transactions and the Inter-bank Connected Transactions; (ii) a letter from Commerzbank AG to the Independent Board Committee and the independent shareholders of the Company containing its advice on the Investment Connected Transactions and the Inter-bank Connected Transactions; and (iii) the recommendation of the Independent Board Committee in respect of the Investment Connected Transactions and the Inter-bank Connected Transactions will be despatched to the shareholders of the Company as soon as practicable. A notice of the EGM will be despatched to the shareholders of the Company separately.

Pursuant to Rule 14A.54 of the Listing Rules, any connected person and any shareholder and their associates with a material interest in the Investment Connected Transactions and the Inter-bank Connected Transactions are required to abstain from voting on the relevant resolutions at the EGM. BOC and its associates are therefore required to abstain from voting on the resolutions in respect of the Investment Connected Transactions and the Inter-bank Connected Transactions at the EGM.

INFORMATION ON THE GROUP

The Company was incorporated in Hong Kong on September 12, 2001 to hold the entire equity interest in BOCHK, its principal operating subsidiary. BOC holds a substantial part of its interests in the shares of the Company through certain direct and indirect wholly owned subsidiaries of BOC.

BOCHK is a leading commercial banking group in Hong Kong. With over 280 branches and about 450 ATMs and other delivery channels in Hong Kong, BOCHK and its subsidiaries offer a comprehensive range of financial products and services to retail and corporate customers. BOCHK is one of the three banknote issuing banks in Hong Kong. In addition, BOCHK and its subsidiaries have 16 branches and sub-branches in the PRC to provide cross-border banking services to customers in Hong Kong and the PRC. BOCHK is appointed by the People's Bank of China as the Clearing Bank for Renminbi (RMB) business in Hong Kong.

The Company began trading on the main board of the Stock Exchange on July 25, 2002, with stock code "2388", ADR OTC Symbol: "BHKLY".

DEFINITIONS

In this announcement, the following expressions shall have the meanings set out below unless the context otherwise requires:

"associate(s)"	has the meaning ascribed to it in the Listing Rules
"BOC"	Bank of China Limited, a joint stock limited liability company established under the laws of the PRC primarily engaged in commercial banking activities and the indirect holder of more than 60% of the equity capital in the Company
"BOC-CC"	BOC Credit Card (International) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK
"BOC Group Trustee"	BOC Group Trustee Company Limited, a company incorporated under the laws of Hong Kong and a non-wholly owned subsidiary of BOCHK
"BOCHK"	Bank of China (Hong Kong) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Company
"BOC Insurance"	Bank of China Group Insurance Company Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOC Life"	BOC Group Life Assurance Company Limited, a company incorporated under the laws of Hong Kong, in which the Company and BOC Insurance hold equity interests of 51% and 49% respectively

"BOCI"	BOC International Holdings Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOCI-Prudential Manager"	BOCI-Prudential Asset Management Limited, a company incorporated under the laws of Hong Kong, in which BOCI Asset Management Limited, a wholly owned subsidiary of BOCI, and Prudential Corporation Holdings Limited hold equity interests of 64% and 36%, respectively
"BOCI-Prudential Trustee"	BOCI-Prudential Trustee Limited, a company incorporated under the laws of Hong Kong, in which BOC Group Trustee and Prudential Corporation Holdings Limited hold equity interests of 64% and 36% respectively
"BOCI Securities"	BOCI Securities Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCI
"Commerzbank AG"	Commerzbank AG Hong Kong Branch
"Company"	BOC Hong Kong (Holdings) Limited, a company incorporated under the laws of Hong Kong, the shares of which are listed on the Stock Exchange
"Continuing Connected Transactions"	the continuing connected transactions set out in the section headed "Particulars of the Continuing Connected Transactions" of this announcement
"EGM"	the extraordinary general meeting of the Company to be held immediately following conclusion of the annual general meeting of the Company, tentatively scheduled to be held in May 2008 to approve the Investment Connected Transactions and the Inter-bank Connected Transactions
"General Connected Transactions"	the continuing connected transactions set out in the section headed "Particulars of the Continuing Connected Transactions – General Connected Transactions" of this announcement
"Group"	the Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region
"Independent Board Committee"	a committee of the board of directors of the Company comprising all the independent non-executive directors of the Company
"Inter-bank Connected Transactions"	the continuing connected transactions set out in the section headed "Particulars of the Continuing Connected Transactions – Inter-bank Connected Transactions" of this announcement

"Investment Connected Transactions"	the continuing connected transactions set out in the section headed "Particulars of the Continuing Connected Transactions – Investment Connected Transactions" of this announcement
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange (and a "**Rule**" means a rule of the Listing Rules)
"Macau"	Macau Special Administrative Region
"PRC" or "China"	The People's Republic of China which, for the purposes of this announcement only, excludes Hong Kong, Macau and Taiwan
"Services and Relationship Agreement"	the Services and Relationship Agreement among, inter alia, the Company and BOC dated July 6, 2002 (as amended and supplemented from time to time)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Sun Chung"	Sun Chung Property Management Company Limited, a company incorporated under the laws of Hong Kong and an indirect wholly owned subsidiary of BOC
"Tai Fung Bank"	Tai Fung Bank Limited

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, January 2, 2008

As at the date of this announcement, the Board comprises Mr. XIAO Gang (Chairman), Mr. SUN Changji* (Vice-chairman), Mr. HE Guangbei (Vice-chairman and Chief Executive), Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Mdm. ZHANG Yanling*, Mr. LEE Raymond Wing Hung, Mr. GAO Yingxin, Dr. FUNG Victor Kwok King**, Mr. KOH Beng Seng**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen**, Mr. TUNG Savio Wai-Hok** and Mdm. YANG Linda Tsao**.*

* *Non-executive directors*
** *Independent Non-executive directors*



中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2008)006(JL)

2 January 2008

BY COURIER

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited (the "Company")
Rule 12g3-2(b) File No.82-34675

We enclose a copy of the Announcement on Continuing Connected Transactions as published on the website of Hong Kong Exchanges and Clearing Limited on 2 January 2008 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited



Jacqueline Lee
Assistant Company Secretary

Encl.

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong
電話 Tel: (852) 2846 2700
網址 Website: www.bochk.com
傳真 Fax: (852) 2810 5830

Monthly Return On Movement of Listed Equity Securities (Form I)
上市股本證券變動月報表（表格 I）

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

Submission Details
呈交資料

Date/Time submitted 呈交日期/時間	07/01/2008	12:49:11	Submitted By 呈交者	02388P01
Date/Time Approved 批准日期/時間	07/01/2008	12:49:11	Approved By 審批者	02388P02
Submission No. 呈交編號	EBIS-080103-00..44		Status 狀況	Approved

Issuer 發行人	LM02388	BOC Hong Kong (Holdings) Limited		
Type of Agent 代理人類別				
Tier 1 Headline 標題類別 (第一層)	Unvetted		Tier 2 Headline 標題分項 (第二層)	Monthly Return I
Contact Person 聯絡人	Jason C.W. Yeung			
Contact No. 聯絡電話	2846 2700			

For the month ended : 31/12/2007
截至月份：

Name of Issuer 公司名稱	LM02388	BOC Hong Kong (Holdings) Limited		
Representative Code/Name 代表代號／姓名				
Contact Person 聯絡人	Jason C.W. Yeung			
Contact Telephone No. 聯絡電話	2846 2700		Date submitted 呈交日期	07/01/2008

Section A A 部 Section B B 部 Section C C 部 Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)
A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

- ✔ Ordinary shares 普通股
- Preference shares 優先股
- Equity Warrants 股本權證
- Other Classes of Shares 其他類別股份

Section A A 部 Section B B 部 Section C C 部 Section D D 部

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code : 2338 Description :
(1) 股份代號： 說明 ：

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	20,000,000,000	HKD	5.00	100,000,000,000
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存	20,000,000,000	HKD	5.00	100,000,000,000

(2) Stock Code : Description :
(2) 股份代號： 說明 ：

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存		HKD		

2. Preference Shares
2. 優先股

Stock Code : Description :
股份代號 ： 說明 ：

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease)				

增加／(減少)			
(EGM approval date) (股東特別大會通過日期)			
(dd/mm/yyyy) (日／月／年)			
Balance at close of the month 本月底結存		HKD	

3. Other Classes of Shares
3. 其他類別股份

Stock Code :
股份代號 ：

Description :
說明 ：

	No. of Shares 股份數目	Par Value 面値	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／(減少)			
(EGM approval date) (股東特別大會通過日期)			
(dd/mm/yyyy) (日／月／年)			
Balance at close of the month 本月底結存		HKD	

Total Authorised Share Capital at the end of the Month
本月底法定股本總額 HKD 100,000,000,000

Section A A 部 Section B B 部 Section C C 部 Section D D 部

C. Movement in Issued Share Capital
C. 已發行股本變動

	No. of ordinary shares 普通股數目 (1)	(2)	No. of Preference shares 優先股數目	No. of other classes of shares 其他類別股份數目
Balance at close of preceding month 上月底結存	10,572,780,266			
Increase/(Decrease) during the month 本月增加／(減少)				
Balance at close of the month 本月底結存	10,572 780,266			

Section A A 部 Section B B 部 Section C C 部 Section D D 部

D. Details of Movement
D. 變動詳情

Share Options
購股權

Total No. of Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Total Cancelled During the Month 月內已註銷總數	Total No. of Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
						Ordinary (1) 普通股 (1)
						Ordinary (2) 普通股 (2)
		Total Exercised Money During the Month 月內已行使總金額		HKD		Preference 優先股
						Other Class 其他類別

Equity Warrants
股本權證

Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) （到期日 － 日／月／年）	Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1.	HKD				Ordinary (1) 普通股 (1)
( )					Ordinary (2) 普通股 (2)
Stock Code 股份代號					Preference 優先股
Subscription Price 認購價 HKD					Other Class 其他類別
2.	HKD				Ordinary (1) 普通股 (1)
( )					Ordinary (2) 普通股 (2)
Stock Code 股份代號					Preference 優先股
Subscription Price 認購價 HKD					Other Class 其他類別
3.	HKD				Ordinary (1) 普通股 (1)
( )					Ordinary (2) 普通股 (2)
Stock Code 股份代號					Preference 優先股
Subscription Price 認購價 HKD					Other Class 其他類別

4.	HKD				
( ) Stock Code 股份代號 Subscription Price 認購價 HKD					Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Convertibles
可換股票據

Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Other Issues of Shares
其他股份發行

Type of Securities 證券類別			No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Please Select One	At Price : HKD	Issue and allotment Date :	

	價格：	(dd/mm/yyyy) 發行及配發日期： （日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2. Please Select One	At Price : HKD 價格：	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期： （日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. Please Select One	At Price : HKD 價格：	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期： （日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
4. Please Select One	At Price : HKD 價格：	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期： （日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
5. **Bonus Issue** **紅股發行**		Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期： （日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
6. **Repurchase of share** **購回股份**		Cancellation Date: (dd/mm/yyyy) 註銷日期： （日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股

			Other Class 其他類別
7.**Redemption of share** 贖回股份		Redemption Date: (dd/mm/yyyy) 贖回日期：（日／月／年）	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
8.**Other** 其他 (Please specify) （請註明）	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期：（日／月／年）	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Remarks (Max 160 Characters):
備註（最多160個字）：

Authorised Signatory
授權簽署

* Name
姓名 Jason C.W. Yeung

* Title
職銜 Company Secretary

OK 確認

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
註：聯交所有絕對酌情權可在未經事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用者。

END